No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF July 2007

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On July 1, 2007, Honda Siel Cars India Ltd. (HSCI), a leading manufacturer of premium cars in India, announced the commencement of construction work at its second plant, located at Tapukara Industrial Area, about 120 km from its current plant at Greater Noida and 70 km from Delhi.

Exhibit 2:

On July 18, 2007, Honda Aero, Inc., announced that it will establish its corporate headquarters and a state-of-the-art jet engine manufacturing plant in Burlington, North Carolina, adjacent to the Burlington-Alamance Regional Airport. The new facility will produce advanced jet engines developed and marketed by GE Honda Aero Engines, LLC.

Exhibit 3:

On July 17, 2007, Honda Motor de Argentina S.A. (HAR), a Honda subsidiary in Argentina, announced that it has decided to build a new automobile plant and begin local production in Argentina. (Ref. #C07-067)

Exhibit 4:

On July 18, 2007, Honda Motor Co., Ltd. announced that during the current 3-year mid-term, which began in spring 2005, it has carried out various plans and initiatives under the themes of “strengthening the foundation for growth and advancement on a global scale” and “development of advanced technologies and products that create new value for the joy of our customers.” (Ref. # C07-062)

Exhibit 5:

On July 18, 2007, Yachiyo Industry Co., Ltd., a Honda consolidated subsidiary in Japan, announced it has determined to acquire the land adjacent to its Yokkaichi Factory to build a new production facility in the effort to further strengthen its mini-vehicle business. (Ref. # C07- 063)

Exhibit 6:

On July 18, 2007, Guangzhou Honda Automobile Co., Ltd. (GHAC), Honda’s automobile production and sales joint venture in China, announced the establishment of a wholly-owned R&D subsidiary in China. With an investment of approximately 2 billion R.M.B. (approximately 30 billion yen), the new GHAC subsidiary, Guangzhou Honda Automobile Research & Development Co., Ltd., will build an automobile R&D facility accompanied by a full-scale high-speed test course. The company will develop a new automobile product which will be marketed under an original brand of Guangzhou Honda, targeting the start of sales in 2010. (Ref. # C07-064)

Exhibit 7:

On July 18, 2007, Honda Vietnam Co., Ltd. (HVN, President: Koji Onishi), a Honda subsidiary in Vietnam, announced it has begun construction of its second motorcycle plant in order to continue responding to the diversifying needs of customers and increasing overall demand for motorcycles in Vietnam. (Ref. # C07-065)

Exhibit 8:

On July 18, 2007, Honda Automobile (Thailand) Co., Ltd. (HATC, President: Kenji Otaka), Honda’s automobile production and sales subsidiary in Thailand, announced it has begun construction of its second auto plant, foreseeing further growth in demand for automobiles in Thailand and other markets in the Asia/Oceania region. (Ref. #C07-066)

Exhibit 9:

On July 25, 2007, Honda Motor Co., Ltd. announced its consolidated financial results for the fiscal first quarter ended June 30, 2007.

Exhibit 10:

On July 25, 2007, Honda Motor Co., Ltd. announced that it revised its forecasts for consolidated financial results of the fiscal half ending September 30, 2007 and the fiscal year ending March 31, 2008 that were announced on April 25, 2007, based on various factors such as recent trends in the Company’s financial results.

Exhibit 11:

On July 26, 2007, Honda Motor Co., Ltd. announced a summary of automobile production, Japan domestic sales, and export results for the month of June and the first six months of 2007, including an all-time record for overseas and worldwide auto production for the first half of the year. (Ref.#C07-077)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Fumihiko Ike
Fumihiko Ike
Managing Director
Chief Operating Officer for
Business Management Operation
Honda Motor Co., Ltd.

Date: August 9, 2007

HSCI Commences Construction at its

Second Plant in Rajasthan

Tapukara (Alwar), July 1: Honda Siel Cars India Ltd. (HSCI), leading manufacturer of premium cars in India, today announced the commencement of construction work at its second plant, located at Tapukara Industrial Area, about 120 km from its current plant at Greater Noida and 70 km from Delhi.

HSCI’s new facility is spread over 600 acres and will have an initial production capacity of 60,000 units per annum, with an investment of about Rs 1,000 crore ($230million). The work on the new plant will begin with the construction of the Press Shop.

The Bhoomi Poojan ceremony for the plant was held at the site to lay the foundation for the mega project. Mr. Narpat Singh Rajvi, Minister of Industry, Rajasthan, graced the occasion as the chief guest. Mr. Akira Amari, Minister of Economy, Trade & Industry of Japan, and Mr. Satoshi Aoki, Chairman, Honda Motor Co. Japan, were the Guests of Honour.

The ceremony was held in traditional Indian style and comprised all the rituals that are performed for auspicious beginning of a new project. Senior Honda officials, including Mr Siddharth Shriram, Chairman, and Mr Masahiro Takedagawa, President & CEO, participated in the Bhoomi Poojan. This was followed by the customary ground-breaking and coconut breaking rituals.

Chief Minister Vasundhara Raje also unveiled the foundation stones for the new plant as well as the Suppliers area.

The ceremony was attended by more than 700 people, including Rajasthan MPs, MLAs, state ministers, senior officials of the Rajasthan government and RIICO, senior Honda officials from Japan, dignitaries from the surrounding area, village sarpanchs (leaders) and some residents of the neighbouring villages.

Speaking about the proposed plant, Chief Guest Ms Vasundhara Raje said, “This project will have a significant role in ushering progress and prosperity for this region and its people.”

Mr Aoki, Chaiman, Honda Motor Company in his address said, “For Honda, India is an important market, which holds great potential for future growth. We are focused on investing in India to participate in and contribute to its growth.”

Addressing the gathering media on the occasion, HSCI Chairman, Mr. Shriram said, “It’s an auspicious occasion for us today. Setting up the new manufacturing facility will lead Honda’s growth in India, but also boost all-round economic development in the region. The construction work will begin immediately and the plant is expected to begin operations by 2009.”

The new Honda project will also have a designated area for suppliers, spread across an area of about 150 acres. Some suppliers also conducted their Bhoomi Poojan at the Tapukara site today.

At the proposed plant, HSCI will deploy state-of-the-art technologies that provide the flexibility to produce models more quickly and efficiently. Major processes at the plant will include a press shop, a weld shop, die-casting shop, machine shop, paint shop and assembly operations. The new plant will be modeled on the lines of its latest global plants with great emphasis on environment protection and safety. The project will generate employment for over 1,000 people in the first phase

The plant will operate under the stringent standards of ISO 9001 for quality management and ISO 14001 for environment management.

July 18, 2007

Honda Aero, Inc. to Build Headquarters and Manufacturing Plant

to Produce Turbofan Jet Engines in Burlington, North Carolina

$27 Million Plant to Produce GE Honda Engines for Very Light Jet Market

BURLINGTON, N.C. – Honda Aero, Inc., announced today that it will establish its corporate headquarters and a state-of-the-art jet engine manufacturing* plant in Burlington, North Carolina, adjacent to the Burlington-Alamance Regional Airport. The new facility will produce advanced jet engines developed and marketed by GE Honda Aero Engines, LLC.

GE Honda Aero Engines is a joint venture between GE and Honda Aero, established in 2004 for the development, certification and commercialization of jet engines in the 1,000 to 3,500 pounds thrust class.

The 102,400-square foot Honda Aero facility will consist of 36,000 square feet of office space, a 58,400-square foot production plant, and an 8,000-square foot engine test cell. Production at the new engine plant will begin in late 2010 with the manufacture of the advanced and efficient GE Honda HF120 turbofan engine in the 2,000-pound thrust class.

Honda Aero will employ approximately 70 associates when the plant reaches its initial production plan of 200 engines per year within about one year of production startup. The company will invest approximately $27 million for construction of the headquarters and manufacturing facility, including equipment.

“This is a major step forward for our company, as we move to establish the home of our jet engine manufacturing operations here in Burlington,” said Fumitaka Hasegawa, president and CEO of Honda Aero, Inc. “Just as our partnership with GE has created this class-leading engine, this facility reflects an important new partnership between Honda and North Carolina.”

With a higher thrust-to-weight ratio, higher fuel efficiency, low emissions and the quietest operation in its thrust class, the GE Honda HF120 has been chosen to power two of the newest and most advanced products in the business jet market – Spectrum Aeronautical’s Freedom and HondaJet, to be produced by the Honda Aircraft Company, Inc., a separate Honda company.

*	Honda products are produced using domestic and globally-sourced parts

The HF120 is a higher thrust successor to Honda’s original HF118 prototype engine, which has accumulated more than 4,000 hours of testing on the ground and in-flight. Honda research on jet engine technology started in 1986, with development of the HF118 engine beginning in the late 1990s. GE-Honda collaboration on the HF120 began in early 2005. The first core test of the GE Honda HF120 was conducted in early 2007, followed by full-engine testing later in the year.

Combining Honda’s original small turbofan engine technology and GE’s sixty years of experience in the development and manufacture of jet engines, the GE Honda HF120 is the most fuel efficient engine in its class; and while there are currently no emission regulations for small turbofan engines, the HF120 is expected to surpass the future anticipated emissions standards by as much as 20 percent.

About Honda

Honda Aero, Inc. is a wholly-owned subsidiary of Honda Motor Co., Ltd., the world’s preeminent engine maker, producing more than 22 million engines annually for a diverse range of products including automobiles, motorcycles, power equipment (lawn care products, generators, marine engines and general purpose engines). Founded in Japan in 1948, Honda began operations in the U.S. in 1959 with the establishment of American Honda Motor Co., Inc., Honda’s first overseas subsidiary. Honda began U.S. production of motorcycles in 1979 and automobiles in 1982. Honda began making power equipment products in Swepsonville, North Carolina in 1984, producing engines and lawnmowers. The company has invested more than $9 billion in its North American operations, with employment of more than 33,000 associates, and annual purchases of more than $16 billion in parts and materials from suppliers in North America.

ref. #C07-067

Honda to Build a New Auto Plant in Argentina

BUENOS AIRES, Argentina, July 17, 2007 – Honda Motor de Argentina S.A. (HAR), a Honda subsidiary in Argentina, announced that it has decided to build a new automobile plant and begin local production in Argentina.

HAR will acquire new property in Buenos Aires province for the construction of a new automobile production plant with processes to include stamping, welding, painting, and final assembly as well as engine assembly. The company is targeting the production start-up of this new plant in the latter half of 2009, with an annual production capacity of 30,000 units. The total investment related to the establishment of the new plant is expected to be approximately US$100 million. The company is planning to hire 800 new associates.

Due to increased economic stability, the automobile market in Argentina has been rapidly recovering over the past few years. In 2006, the market size reached approximately 450,000 units (up 17% from a year earlier), a substantial increase compared to the market size of approximately 98,000 units in 2002. Honda sales are undergoing a favorable growth, having reached 7,300 units in 2006 – up 50% from a year earlier. With continued market growth expected in Argentina, Honda will begin local automobile production to fulfill expanding market demand. Moreover, the new plant will begin exporting products to other countries in the South America region and play a key role in Honda’s production network in South America along with the Honda auto plant in Brazil.

•  About Honda Motor de Argentina S.A.

Establishment:	August 1978
Capital Investment:	ARS 16.318 million
Capitalization Ratio:	95.4% Honda Motor Co., Ltd.
4.6% Honda Automoveis do Brasil Ltda.
Representative:	Kenzo Yoshino, President
Location:	<headquarter> Buenos Aires, Buenos Aires province <motorcycle plant> Florencio Varela, Buenos Aires province
Business:	Production of motorcycles, sales of Honda motorcycles, automobiles, and power products
Employment:	144 associates

<Motorcycle Production Plant>

Start of Operation : June 2006

Annual Production Capacity : 15,000 units

Production Model : C105Biz

<New Automobile Production Plant – Plan>

Start of Operation : Latter half of 2009

Annual Production Capacity : 30,000 units

Production Model : compact passenger vehicle

July 18, 2007

C07-062

Summary of 2007 Mid-Year CEO Speech

TOKYO, Japan, July 18, 2007 – During the current 3-year mid-term, which began in spring 2005, Honda has carried out various plans and initiatives under the themes of “strengthening the foundation for growth and advancement on a global scale” and “development of advanced technologies and products that create new value for the joy of our customers.”

Honda will further accelerate its effort to strengthen the core characteristics that make Honda unique in each business area and steadily make progress within the following areas, which are the three pillars that will enable Honda to make another great leap forward in the future.

1) Strengthening the foundation for global growth

2) Accelerating our effort in Japan to strengthen the core characteristics that make Honda unique

3) Strengthening Honda’s effort to reduce its environmental footprint

1. Strengthening the foundation for global growth

<Further Strengthening the Business Foundation of North American Operations>

•	In June 2007, Civic was ranked as the industry’s best selling compact-class vehicle in the U.S. Due to strong sales of models such as CR-V and Fit, sales in the U.S. are steadily increasing.

•	A new auto plant in Indiana, U.S. and a new engine plant in Canada are scheduled to begin production in fall 2008.

•	In fall 2007, the Honda auto plant in Mexico will begin production of the CR-V. The annual production capacity of the plant will be expanded from the current 30,000 units to 50,000 units.

•	As a result of these capacity expansion measures, in fall 2008, Honda’s total annual automobile production capacity in North America will reach 1.62 million units.

•	In the area of R&D, the Acura Design Studio opened in California in May 2007.

•

In November 2007, Honda will celebrate the 25th anniversary of manufacturing cars in the United States. Honda became the very first Japanese auto maker to locally produce passenger vehicles in America in 1982. Today, Honda’s North American production accounts for almost 80% of all automobiles Honda sells in the U.S. Honda will continue efforts to establish a business structure that enables us to quickly and flexibly respond to the expectations of our customers.

<Strengthening European Business>

•

Honda’s automobile sales growth in Europe during the first six months of the year (Jan.-Jun. 2007) outpaced all the other major manufacturers, owing to the popularity of the UK-built Civic and the CR-V models.

•	Due to the increase in demand for these UK-made Hondas, Honda’s Swindon, UK, automobile plant has shifted to full production rate of 250,000 per annum beginning February 2007.

•

In order to meet the higher demand for Honda’s diesel engine, the UK engine plant added the processes of machining cylinder head and engine block beginning in November 2006, expanding on its diesel engine assembly operations.

•

Honda’s automobile plant in Turkey will increase its annual capacity, from the current 30,000-unit level, to 50,000 units per annum by early 2008, thereby increasing Honda’s total annual vehicle output in Europe to 300,000 units.

< Expanding Business and Strengthening Business Foundations in Growth Areas: Motorcycle Business>

<Asia>

•

India: Honda Motorcycle & Scooter India is planning to expand its annual production capacity from the current 1 million units to 1.2 million units by 2010. Honda’s total annual motorcycle production capacity in India will be expanded to exceed 5.6 million units by 2010.

•

Vietnam: In May 2007, annual production capacity of the Honda plant in Vietnam was expanded from the previous 860,000 units to 1 million units. In order to respond to the rapidly growing demand, Honda decided to invest US$65 million to build a second motorcycle plant which is scheduled to become operational in the latter half of 2008, with annual production capacity of 500,000 units. High-value added models such as automatic transmission models will be produced at this new plant.

•

Honda has been introducing models equipped with PGM-FI (Honda’s Programmed Fuel Injection) which offers excellent environmental performance to one country after another in Thailand, Indonesia, India, China, and Vietnam. Honda will continue acting in an environmentally responsible manner by expanding the installation of PGM-FI to more models.

<South America>

•

Brazil: Honda’s cumulative motorcycle production in Brazil is expected to reach 10 million units at the end of July 2007. Honda will expand its annual production capacity in Brazil to 1.5 million units by the end of 2007.

•	Argentina: The local production of a second model, NF100Wave, will begin in fall 2007.

•	Peru: In September 2007, a new Honda plant in Peru with an annual production capacity of 25,000 units is scheduled to become operational.

•	As a result of these capacity expansion measures, Honda’s total annual motorcycle production in South America will be expanded to approximately 1.54 million units by the end of 2007.

< Expanding Business and Strengthening Business Foundations in Growth Areas: Automobile Business>

<India>

•	Annual production capacity of the existing Honda auto plant in India will be expanded from the current 50,000 units to 100,000 units by the end of 2007.

•

A second auto plant in India with annual production capacity of approximately 60,000 units (investment of approximately US$230 million) will become operational at the end of 2009. As a result, Honda’s annual production capacity in India is expected to exceed 150,000 units by 2010.

<Thailand>

•

In April 2007, an engine parts plant began operation in Thailand, and a Honda subsidiary which produces stamped body panel service parts will begin operation in fall 2007. In addition to the Thailand domestic market, these parts and components produced in Thailand will be supplied to other countries, primarily in the Asia/Oceania region, to strengthen Honda’s business structure in the area of quality, cost, and logistics.

•

Looking ahead toward expansion of domestic sales and exports, Honda began construction of a second auto plant in Thailand. An investment of approximately 6.2 billion baht (approximately 23 billion yen), the new plant will become operational in the latter half of 2008 with annual production capacity of 120,000 units (at full capacity). As a result, Honda’s annual automobile production capacity in Thailand will be doubled from the current 120,000 units to 240,000 units.

<South America>

•	Brazil: The annual production capacity of Honda’s auto plant in Brazil will be expanded to 100,000 units by the end of July 2007.

•

Argentina: Honda will invest approximately US$100 million to build a new automobile production plant in Argentina with an annual production capacity of 30,000 units, scheduled to become operational in the latter half of 2009. The new plant will also begin exporting products to other countries in the South America region and play a key role in Honda’s production network in South America along with the Honda auto plant in Brazil.

<China>

•

In April 2007, Honda Automobile (China), the export plant which produces products for European markets began fully utilizing its annual production capacity of 50,000 units. When Guangzhou Honda’s second auto plant became operational in September 2006, Honda’s total automobile production capacity in China reached 530,000 units annually.

•

A new company, which manufactures transmissions and other powertrain components, became operational in March 2007, contributing to Honda’s efforts to promote further localization and improvement of cost competitiveness.

•

Sales of the all-new CR-V, which was introduced in April 2007 and is produced by Dongfeng Honda, and the Acura MDX have been strong. Honda is steadily expanding business and strengthening its business foundation in China.

•

Guangzhou Honda Automobile Co., Ltd., a Honda joint venture company in China, will establish a wholly-owned automobile R&D subsidiary, Guangzhou Honda Automobile Research & Development Co., Ltd. With investment of approximately 2 billion R.M.B. (approximately 30 billion yen), the new company will build a full-scale automobile R&D facility with a test course. The company will develop a product which will be marketed under an original brand of Guangzhou Honda targeting the start of sales in 2010.

•	Guangzhou Honda received government approval to begin engine production.

2. Accelerating our effort in Japan to strengthen the core characteristics that make Honda unique

<Establishing manufacturing systems and capabilities in Japan that support the growth of regional operations and lead Honda globally>

<Strengthening R&D Capabilities>

•	In addition to the reorganization of Honda’s R&D structure, conducted in April 2006, Honda will build a new R&D center in Sakura, Tochigi scheduled to begin operation in 2009.

<Strengthening Japan Production>

•	Honda recognizes that the role of Japan, which supports expanding regional operations, will become increasingly important.

•

New automobile production plant in Yorii (scheduled to become operational in 2010) will establish a high quality and high efficiency manufacturing system by applying the latest technologies and will be responsible for evolving such manufacturing systems horizontally to other Honda operations worldwide.

•

New engine plant in Ogawa (scheduled to become operational in summer 2009) will produce advanced engines, which enables Honda to respond to the increasing demand for fuel efficient vehicles and further advance Honda’s production technologies.

•

Kumamoto Factory will be advanced as the ultimate source of expertise to support the ability of Honda’s motorcycle production operations worldwide to produce high quality products and handle advanced technologies.

•	Hamamatsu Factory’s automatic transmission (AT) production will be strengthened, and the factory will be advanced to assume global leadership in the area of AT production technology.

<Strengthening Mini-Vehicle Business>

•

Yachiyo Industry Co., Ltd., a Honda consolidated subsidiary has decided to acquire the land adjacent to its Yokkaichi Factory for the purpose of establishing the optimal production system for mini-vehicles including engines and component parts to further improve the competitiveness of its mini-vehicle production.

•

Although the detailed plans are still to be finalized, the company plans to begin with the establishment of an engine assembly facility, which will enable the company to achieve synchronous production of automobiles including the engine and the complete automobile, which in turn will help the company improve the efficiency of production and logistics.

[Establishing A Sales Channel from the Customer Viewpoint]

•	Based on our starting point of focusing on the customers’ point of view, Honda’s domestic sales channels were integrated into one Honda Cars channel as of March 2006.

•

We are currently making progress in strengthening our sales channels through various initiatives including re-establishing an optimal sales network suitable for a one-channel approach, enlarging the dealership locations in metropolitan areas, and opening of new dealership locations which incorporate the new concept of Honda Cars, etc.

•

In the product area, the highly acclaimed Fit, which was ranked as the best selling car among new vehicle registrations in 2002, and has achieved cumulative worldwide sales of 2 million units (at the end of June 2007), will undergo a full model change this fall.

•

Coinciding with the introduction of the all-new Fit, Honda will near completion of the changeover of its integrated dealer network to the identity of Honda Cars and establishment of sales network in metropolitan areas by this fall. Honda will work toward strengthening of the Honda brand and devote intensive efforts to expand sales.

•

Based on a comprehensive evaluation of the current market environment, Honda will reassess its basic plan and delay the introduction of Acura brand in Japan for two years or so from its original plan of fall 2008.

3. Strengthening Honda’s effort to reduce its environmental footprint

[Environmental Commitment]

•

In May 2006, Honda announced 2010 global CO2 reduction targets for its products and production facilities. Moreover, in June 2007, Honda newly set and announced 2010 environmental footprint reduction targets for business activities in Japan including reduction targets for CO2 emissions from logistics activities, and substances with environmental impact, as well as various targets in the area of resource recycling.

•	As a company-wide effort on a global scale, Honda will accelerate its efforts and be ahead of the time as a company which will always be at the forefront in the area of the environment.

[The Next-Generation Environmental Technologies]

<The Next-Generation Diesel>

•

Honda will introduce a next-generation diesel engine, which will meet the U.S. EPA’s Tier2 BIN5 emission standard requiring NOx emission levels equivalent to a gasoline-powered vehicle, to the U.S. in 2009. Moreover, Honda decided to introduce this next-generation clean diesel engine with excellent environmental performance to Japan.

<Hybrid>

•	Honda will offer a new dedicated hybrid vehicle in 2009 at a price level lower than the Civic Hybrid.

<Flexible Fuel Vehicle (FFV)>

•

Honda added a FFV variation to the product lineup of Civic and Fit produced and sold in Brazil, and began sales of these models at the end of last year. The cumulative sales of Civic FFV and Fit FFV have already exceeded 10,000 units, and the ratio of FFV version among overall Civic sales in Brazil exceeded 50% (as of June 2007).

[Creation of Energy]

<Ethanol Production Technology>

As for the development of technology which will more efficiently produce ethanol from stems and leaves of plants such as straw, an experimental plant was built within Honda’s Fundamental Technology Research Center in May 2007, and R&D efforts to establish the mass-production technology of bio-ethanol will be further accelerated.

<Cogeneration >

Honda’s compact home-use cogeneration unit has been used in approximately 50,000 households in Japan since its introduction in 2003. In March 2007, the sales of this compact home-use cogeneration unit began in the U.S.

<Solar Cell>

In June 2007, sales of Honda’s solar cells began primarily in the Kanto area. Starting from this fall, Honda Soltec will mass produce solar cells at its plant with annual capacity of 27.5 megawatts at full production, resulting in the expansion of sales throughout Japan.

Activity to Promote Traffic Safety / Aviation Business

<Renovation of Traffic Education Center at Suzuka Circuit >

•	The Traffic Education Center at Suzuka Circuit will re-open in early August this year with major enhancements of its educational facilities.

•

The new facility incorporates the latest technologies. One example of such technologies is a new program which records driving data through GPS, analyses the data, and identifies and improves driving habits or common driving practices.

<Aviation Business >

•	Honda Aero Inc,. a wholly-owned subsidiary of Honda, decided to build a production plant for its small-size jet engine, HF120.

•	Honda Aero Inc, will produce the jet engine based on the commission from GE Honda Aero Engines, a joint venture with GE. The new jet engine plant will be located in Burlington, North Carolina.

•

In addition to the HondaJet which will be delivered to customers starting 2010, the HF120 jet engine will be installed to the Spectrum Aeronautical “Freedom” which will go on sale in 2010. Honda’s dream toward the sky will continue making progress in the areas of both aircraft and the engine.

While continuing to strengthen its business foundation and pursue new dreams for the future, Honda will further accelerate efforts to strengthen the core characteristics that make Honda unique in each business area and demonstrate spirited initiative to take on challenges to develop advanced technologies and products that create new value for the joy of our customers.

ref. #C07-063

Honda to Strengthen Mini-vehicle Business

– Yachiyo Industry to acquire land to build new facilities –

July 18, 2007 – Yachiyo Industry Co., Ltd., a Honda consolidated subsidiary in Japan, today announced it has determined to acquire the land adjacent to its Yokkaichi Factory to build a new production facility in the effort to further strengthen its mini-vehicle business.

The purpose of the land acquisition is to establish the optimal production system for mini-vehicles, including engines and parts, in order to further improve the competitiveness of mini-vehicles that the company produces.

Although the detailed plans are yet to be finalized, the company plans to begin with the establishment of an engine assembly facility, which will enable the company to achieve synchronous production of automobiles including the engine and the complete automobile, which in turn will help the company improve the efficiency of production and logistics.

[About Yachiyo Industry Co., Ltd.]

• Established:	August 1953
• Capital:	JPY 3,685.6 million (50.34% Honda Motor Co., Ltd.)
• Location:	Saitama (Sayama)
• Representative:	Motoatsu Shiraishi, President & CEO
• Business activities:	Production and sales of motorcycle parts and automobile parts, Production of automobiles (Honda’s mini-vehicles: Life, Zest, Vamos, Vamos Hobio, Acty Truck, Acty Van)
• Major operations:	<Japan> Saitama (Sayama), Shizuoka (Hamamatsu), Mie (Suzuka, Yokkaichi, Kameyama), Tochigi (Sakura)
<Overseas> U.S.A., Canada, Thailand, Vietnam, China
• Consolidated employment:	6,408 associates
• Consolidated net sales:	JPY 353,083 million (fiscal year ended March 31, 2007)
• Ordinary profit:	JPY 9,861 million (fiscal year ended March 31, 2007)

<Factories in Japan>

	Location	Major Production Items
Kashiwabara Factory	Sayama	<Automobile parts> fuel tank, sun roof, stamped metal parts, plastic parts (instrument panel, bumper, etc)

Suzuka Factory Suzuka plant	Suzuka	<Automobile parts> fuel tank, stamped metal parts, plastic parts (instrument panel, bumper, etc)

Suzuka Factory Kameyama plant	Kameyama	<Automobile parts> fuel tank, repair parts

Suzuka Factory Hamamatsu plant	Hamamatsu	<Motorcycle parts> Engine parts, fuel tank, etc

Yokkaichi Factory	Yokkaichi	Automobiles (Honda’s mini-vehicles) Stamped metal parts for automobiles ref. #C07-064

Guangzhou Honda to Build a New Automobile R&D Center

July 18, 2007 - Guangzhou Honda Automobile Co., Ltd. (GHAC), Honda’s automobile production and sales joint venture in China, today announced the establishment of a wholly-owned R&D subsidiary in China. With an investment of approximately 2 billion R.M.B. (approximately 30 billion yen*), the new GHAC subsidiary, Guangzhou Honda Automobile Research & Development Co., Ltd., will build an automobile R&D facility accompanied by a full-scale high-speed test course. The company will develop a new automobile product which will be marketed under an original brand of Guangzhou Honda, targeting the start of sales in 2010.

*	Calculated based on the exchange rate of 1 R.M.B.= 15 yen

This new vehicle, which will be a unique product that incorporates various customer needs specific to the Chinese market, will be developed primarily by the new R&D subsidiary while receiving support from Honda R&D Co., Ltd. To market this vehicle, GHAC plans to use an original brand, which will be differentiated from the Honda brand. This will be the first time a joint venture company of a foreign automaker will develop and market a product under an original brand.

Since the start of production in 1999, GHAC has been steadily establishing a business foundation in China through various efforts: expanding production capacity consistent with increasing sales, increasing local content, and strengthening the dealer network. The establishment of an R&D center in China represents the company’s commitment to achieve greater autonomy in the area of R&D, in addition to production and sales, in an effort to position the company for further growth as a joint venture company deeply rooted in the local market.

Honda has been at the forefront of the automobile industry in introducing new concepts to the Chinese market, which began full-fledged growth in the late 1990s. These achievements include the following: local production of the latest model Accord in China with Guangzhou Honda, establishment of China’s first dedicated automobile dealer network which integrates sales, service, service parts supply and customer service, and China’s first full-scale export to Europe of passenger vehicles produced at the Honda Automobile (China) Co., Ltd plant, which is dedicated exclusively to exports. Now, Honda again takes on a new challenge of developing a new product under an original brand of a joint venture company in China.

[About Guangzhou Honda Automobile Research & Development Co., Ltd.]

Established:	April 2007
Capital Investment:	180 million R.M.B. (approximately 2.7 billion yen)
Capitalization Ratio: Initial Investment:	100% Guangzhou Honda Automobile Co., Ltd. Approximately 2 billion R.M.B. (approximately 30 billion yen)
Representative:	Shoujie FU, Chairman Toshinobu HATA, President
Location:	Guangzhou, Guangdong Province
Lot Size:	Approximately 6 million m2
Facilities:	Automobile R&D facility and test course

ref. #C07-065

Honda to Build Second Motorcycle Plant in Vietnam

July 18, 2007 - Honda Vietnam Co., Ltd. (HVN, President: Koji Onishi), a Honda subsidiary in Vietnam, today announced it has begun construction of its second motorcycle plant in order to continue responding to the diversifying needs of customers and increasing overall demand for motorcycles in Vietnam.

The second plant will be located adjacent to the existing motorcycle plant in Vinh Phuc Province, the suburbs of Hanoi. With total investment of approximately US$65 million, the new plant is scheduled to begin mass production in the latter half of 2008, with initial annual production capacity of 500,000 units and employment of approximately 1,400 associates. Combined with the existing plant’s one million units in annual production capacity, Honda’s annual motorcycle production capacity in Vietnam will be expanded to 1.5 million units.

Supported by the country’s strong economy, the motorcycle market in Vietnam last year reached more than 2.3 million units (+31% vs. 2005) and is expected to continue growing steadily in the future. Ever since it began motorcycle production in 1997, HVN has been trying to increase customers’ joy in Vietnam through its commitment to provide convenient and attractive products. In 2006, HVN achieved all-time record sales of 851,000 units (up 27% vs. 2005). HVN’s cumulative motorcycle production reached 3 million units in September 2006. In April 2007, HVN also started production and sales of the Future Neo FI, with environmentally responsible PGM-FI (Programmed fuel injection) for the first time in Vietnam.

With increased production capacity, Honda will continue to make an effort to be a company that society wants to exist in Vietnam by enhancing traffic safety promotion activity in addition to continued aggressive introduction of products with advanced environmental and safety technology.

Rendu of HVN motorcycle second plant(front)

[Motorcycle Plants]

	Existing Plant	New Second Plant
Location	Vinh Phuc Province

Employment	Approximately 3,600 associates (as of June, 2007)	Approximately 1,400 associates

Production Capacity	1 million units annually	500,000 units annually

Lot Site	200,000 m2	280,000 m2

Production Models	Wave a, Future Neo, etc.	Mainly scooter-types

*	Honda Vietnam Co., Ltd. entered into automobile business in August 2006, and is currently producing Civic at its automobile production plant with annual production capacity of 10,000 units

[About Honda Vietnam Co., Ltd. (HVN)]

Establishment:	March 1996

Capital:	US$62.9 million
Capitalization ratio:	42% Honda Motor Co., Ltd.
28% Asian Honda Motor Co., Ltd.
30% VEAM Corporation
(Vietnam Engine & Agricultural Machinery Corporation)
Representative:	President: Koji Onishi
Business Areas:	Production and sales of motorcycles and automobiles

ref. #C07-066

Honda to Build Second Auto Plant in Thailand

July 18, 2007—Honda Automobile (Thailand) Co., Ltd. (HATC, President: Kenji Otaka), Honda’s automobile production and sales subsidiary in Thailand, today announced it has begun construction of its second auto plant, foreseeing further growth in demand for automobiles in Thailand and other markets in the Asia/Oceania region.

The second plant will be located adjacent to the existing plant and is scheduled to begin mass production in the latter half of 2008. Annual production capacity of the new plant will be expandable up to 120,000 units in the future, with employment of approximately 2,200 associates. Combined with the existing plant’s 120,000 units in annual production capacity, Honda’s total annual automobile production capacity in Thailand will reach 240,000 units. The investment for the second plant is approximately 6.2 billion baht (approximately 23 billion yen).

The new plant will be an environmentally-responsible facility equipped with a “complete water recycling system” with zero emissions of industrial water, and water based paint with fewer VOC (Volatile Organic Compounds) emissions. It will also be equipped with solar cell panels to contribute to a reduction in CO2 emissions by 10% (vs. 2005).

Honda will continue strengthening the quality of its operations in Thailand and further strengthen the business foundation in other markets in the Asia/Oceania region.

Rendu of HATC second plant

[About HATC’s Auto Plans]

	Existing Plant	New Second Plant
Location	Rojana Industrial Park, Ayutthaya Province

Employment	Approximately 3,700 associates (as of July ‘07.)	Approximately 2,200 associates (at full production)

Production Capacity	120,000 units annually	120,000 units annually (at full production)

Lot area	225,000 m2	150,000 m2

Production Models	Accord, Civic, City, Jazz, CR-V

[About Honda Automobile (Thailand) Co., Ltd.]

Establishment:	December 2000
Capital Investment:	5.46 billion baht
Capitalization Ratio:	75.94% Honda Motor Co., Ltd.
13.05% Asian Honda Motor Co., Ltd. , 11.01% Others
Representative:	President: Kenji Otaka
Business Areas:	Production and sales of automobiles

July 25, 2007

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL FIRST QUARTER ENDED JUNE 30, 2007

Tokyo, July 25, 2007—Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal first quarter ended June 30, 2007.

First Quarter Results

Honda’s consolidated net income for the fiscal first quarter ended June 30, 2007 totaled JPY 166.1 billion (USD 1,348 million), an increase of 15.8% from the corresponding period in 2006. Basic net income per Common share for the quarter amounted to JPY 91.38 (USD 0.74), an increase of 16.5% compared to JPY 78.46 for the corresponding period in 2006. One of Honda’s American Depository Shares represents one Common Share.

Consolidated net sales and other operating revenue (herein referred to as “revenue”) for the quarter amounted to JPY 2,931.1 billion (USD 23,780 million), an increase of 12.7% from the corresponding period in 2006. This increase in consolidated net sales and other operating revenue was primarily due to the increased unit sales in automobile business and the positive impact of the currency effects caused by the depreciation of the Japanese yen. Honda estimates that if calculated at the same exchange rate as the corresponding period in 2006, revenue for the quarter would have increased by approximately 5.9%.

Consolidated operating income for the quarter totaled JPY 221.6 billion (USD 1,799 million), an increase of 8.9% compared to the corresponding period in 2006. This increase in operating income was primarily due to the increased profit attributable to higher revenue, continuing cost reduction effects and the positive impact of the currency effects caused by the depreciation of the Japanese yen which offset the negative impact of the increased sales incentives in North America, substantially increased raw material costs and the increased depreciation expenses, SG&A expenses and R&D expenses.

Consolidated income before income taxes, minority interest and equity in income of affiliates for the quarter totaled JPY 218.2 billion (USD 1,771 million), an increase of 14.1% from the corresponding period in 2006.

Equity in income of affiliates amounted to JPY 37.0 billion (USD 300 million) for the quarter, an increase of 22.6% from the corresponding period in 2006, due mainly to the increased income from Honda’s affiliates accounted for under the equity method in China.

Business Segment

With respect to Honda’s sales for the fiscal first quarter by business segment, unit sales of motorcycles totaled 2,253 thousand units, which was a decrease of 5.3% from the corresponding period in 2006. Unit sales in Japan was 84 thousand units, a decrease of 5.6% from the corresponding period in 2006. Overseas unit sales was 2,169 thousand units, a decrease of 5.3% from the corresponding period in 2006*, due mainly to the decreased unit sales of parts for local production at Honda’s affiliates accounted for under the equity method in Asia, offsetting the positive impact of increased unit sales in other regions especially in Latin America. Revenue from external customers increased 18.8%, to JPY 368.3 billion (USD 2,988 million) from the corresponding period in 2006, due mainly to the positive impact of the currency translation effects, offsetting the negative impact of decreased unit sales. Operating income increased by 137.1% to JPY 31.1 billion (USD 253 million) from the corresponding period in 2006, due mainly to the positive impact of the currency effects caused by the depreciation of the Japanese yen, offsetting the negative impact of the increased SG&A expenses and the increased R&D expenses.

*	Of the net sales of Honda-brand motorcycle products that are manufactured and sold by overseas affiliates accounted for under the equity method, those with respect to which parts for manufacturing were not supplied from Honda or its subsidiaries are not included in net sales and other operating revenue, in conformity with U.S. generally accepted accounting principles. Accordingly, these unit sales are not included in the financial results. Sales of such products amounted to approximately 1,100 thousand units for the quarter.

Honda’s unit sales of automobiles was 946 thousand units, increased by 5.6% from the corresponding period in 2006. In Japan, unit sales was 136 thousand units, a decrease of 12.8% from the corresponding period in 2006. Overseas unit sales increased 9.5% to 810 thousand units from the corresponding period in 2006, due to the increased unit sales of CR-V in North America, Europe, Asia, the increased unit sales in other regions, and the increased unit sales of parts for local production at Honda’s affiliates accounted for under the equity method in China. Revenue from external customers increased 11.1% to JPY 2,327.2 billion (USD 18,881 million) from the corresponding period in 2006, due mainly to the increased unit sales and the positive impact of the currency translation effects. Operating income decreased 1.2% to JPY 148.3 billion (USD 1,203 million) from the corresponding period in 2006, due mainly to the substantially increased raw material costs, the increased depreciation expenses, the increased sales incentives mainly in North America, the increased SG&A expenses and the increased R&D expenses, offsetting the positive impact of the increased profit attributable to higher revenue, continuing cost reduction effects and the currency effects caused by the depreciation of the Japanese yen.

Revenue from external customers in financial services business increased 39.9% to JPY 125.8 billion (USD 1,021 million) from the corresponding period in 2006, due mainly to the increased sales attributable to the increase in finance subsidiaries-receivables from the growth of automobile business in North America, the positive impact of the currency translation effects and the increased operating lease revenues. Operating income increased 16.9% to JPY 34.2 billion (USD 278 million) from the corresponding period in 2006, due primarily to the increased profit attributable to higher revenue and the positive impact of the currency effects caused by the depreciation of the Japanese yen, which offset the increased SG&A expenses.

Honda’s unit sales of power products was 1,529 thousand units, a decrease of 11.3% from the corresponding period in 2006. In Japan, unit sales totaled 135 thousand units, a decrease of 1.5% from the corresponding period in 2006. Overseas unit sales was 1,394 thousand units, a decrease of 12.2% from the corresponding period in 2006, mainly due to decreased unit sales of engines supplied on an OEM basis in North America, offsetting the positive impact of increased sales of general purpose engines in Asia. Revenue from external customers in power product and other businesses increased by 5.5% to JPY 109.7 billion (USD 890 million) from the corresponding period in 2006, due mainly to the positive impact of the currency translation effects. Operating income decreased 27.6% to JPY 7.9 billion (USD 65 million) from the corresponding period in 2006. This was primarily due to the increased SG&A expenses and the increased R&D expenses, offsetting the positive impact of the currency effects caused by the depreciation of the Japanese yen.

*	OEM (Original equipment manufacturing)

OEM refers to a manufacturing of products and components supplied for sale under a third-party brand.

Geographical Information

With respect to Honda’s sales for the fiscal first quarter by geographic areas, in Japan, revenue for domestic and exports sales was JPY 1,176.2 billion (USD 9,543 million), up by 6.0% compared to the corresponding period in 2006, due primarily to the increased revenue from exports in automobile business and the positive impact of the currency effects caused by the depreciation of the Japanese yen, which offset the negative impact of a decrease of unit sales in Japan. Operating income was JPY 60.6 billion (USD 492 million), up by 23.9% from the corresponding period in 2006, due primarily to the increased profit attributable to higher revenue, continuing cost reduction effects and the positive impact of the currency effects caused by the depreciation of the Japanese yen, offsetting the substantially increased raw material costs, the increased SG&A expenses and the increased R&D expenses.

In North America, which mainly consists of the United States, revenue increased by 7.9% to JPY 1,583.3 billion (USD 12,845 million) from the corresponding period in 2006, due mainly to the increased unit sales in automobile business and the positive impact of the currency translation effects. Operating income decreased by 15.3% to JPY 97.0 billion (USD 787 million) from the corresponding period in 2006, due primarily to the substantially increased raw material costs and the increased sales incentives in automobile business, which offset the positive impact of the increased profit attributable to higher revenue in automobile and financial services businesses, continuing cost reduction effects and the currency effects caused by the depreciation of the Japanese yen.

In Europe, revenue increased by 23.1% to JPY 400.2 billion (USD 3,247 million), from the corresponding period in 2006, due primarily to the increased unit sales in automobile business and the positive impact of the currency translation effects. Operating income increased by 59.8% to JPY 10.3 billion (USD 84 million) from the corresponding period in 2006, due primarily to the increased profit attributable to higher revenue, continuing cost reduction effects and the positive impact of the currency effects caused by the depreciation of the Japanese yen, which offset the negative impact of the change in model mix and the increased SG&A expenses.

In Asia, revenue increased by 36.8% to JPY 393.3 billion (USD 3,191 million) from the corresponding period in 2006, due primarily to the increased unit sales in automobile business and the positive impact of the currency translation effects. Operating income increased by 90.2% to JPY 36.9 billion (USD 300 million) from the corresponding period in 2006, due mainly to the increased profit attributable to higher revenue and the positive impact of the currency effects caused by the depreciation of the Japanese yen, which offset the negative impact of the increased SG&A expenses.

In Asia, in addition to subsidiaries, many affiliates accounted for under the equity method manufacture and sell Honda-brand products. Accounting terms of some of the affiliates differ from the Company’s. Operating income does not include income from these affiliates. Income from these affiliates is recorded as equity in income of affiliates and reflected in net income.

In other regions, revenue increased by 27.9% to JPY 226.3 billion (USD 1,836 million) compared to the corresponding period in 2006, due mainly to the increased unit sales in all of the business segments and the positive impact of the currency translation effects. Operating income increased by 42.8% to JPY 21.7 billion (USD 176 million) from the corresponding period in 2006, due mainly to the increased profit attributable to higher revenue and the positive impact of the currency effects caused by the depreciation of the Japanese yen, offsetting the negative impact of the increased SG&A expenses.

Consolidated Statements of Cash Flows for the Fiscal First Quarter

Consolidated cash and cash equivalents at the end of the period from April 1, 2007 through June 30, 2007 decreased by JPY 124.1 billion (USD 1,007 million) from March 31, 2007, to JPY 821.4 billion (USD 6,664 million). The reasons for the increases or decreases for each cash flow activity are as follows.

Cash flows from operating activities

Net cash provided by operating activities amounted to JPY 241.3 billion (USD 1,958 million) for the fiscal first quarter ended June 30, 2007, mainly attributable to the increase in net income, the decrease in depreciation and the decrease in trade accounts and notes receivable, which offset the decrease in trade accounts and notes payable and the decrease in accrued expenses. Cash inflows from operating activities increased by JPY 69.4 billion (USD 563 million) compared with the corresponding period in 2006.

Cash flows from investing activities

Net cash used in investing activities amounted to JPY 493.4 billion (USD 4,003 million), due mainly to capital expenditures, the acquisitions of finance subsidiaries-receivables, which exceeded collections of and proceeds from sales of finance subsidiaries-receivables and the purchase of operating lease assets. Cash outflows from investing activities increased by JPY 99.5 billion (USD 807 million) compared with the corresponding period in 2006.

Cash flows from financing activities

Net cash provided by financing activities amounted to JPY 86.5 billion (USD 703 million), which was attributable to proceeds from long-term debt and increase in short-term debt, which exceeded repayment of long-term debt, cash dividends paid and payment for purchase of treasury stock. Cash inflows from financing activities decreased by JPY 107.5 billion (USD 873 million) compared with the corresponding period in 2006.

Forecasts for Fiscal Year Ending March 31, 2008

In regard to the forecasts of the financial results for the fiscal year ending March 31, 2008, Honda projects consolidated results to be as shown below:

Forecasts for Consolidated Results for the Fiscal Year ending March 31, 2008

First half ending September 30, 2007

	Yen (billions)	Changes from Fiscal Year ended March 31, 2007
Net sales and other operating revenue	6,120	+17.0%
Operating income	470	+18.5%
Income before income taxes, minority interest and equity in income of affiliates	480	+35.2%
Net income	350	+29.0%

	Yen
Basic net income per common share	192.97

Fiscal year ending March 31, 2008

	Yen (billions)	Changes from Fiscal Year ended March 31, 2007
Net sales and other operating revenue	12,350	+11.4%
Operating income	880	+3.3%
Income before income taxes, minority interest and equity in income of affiliates	885	+11.6%
Net income	625	+5.5%

	Yen
Basic net income per common share	344.58

These forecasts are based on the assumption that the average exchange rates for the Japanese yen to the U.S. dollar and the Euro will be JPY 121 and JPY 163, respectively, for the first half of the year ending March 31, 2008, JPY 113 and JPY 148, respectively, for the second half of the year ending March 31, 2008, and JPY 117 and JPY 155, respectively, for the full year ending March 31, 2008.

Dividend per Share of Common Stock

The Board of Directors of Honda Motor Co., Ltd., at its meeting held on July 25, 2007, resolved to make the quarterly dividend of 20 yen per share of common stock, the record date of which is June 30, 2007. The total expected annual dividend per share of common stock for the fiscal year ending March 31, 2008, is 80 yen per share.

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that Honda’s actual results could materially differ from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and the U.S. dollar, the Euro and other major currencies, as well as other factors detailed from time to time.

Others

1. Changes in significant subsidiaries for the quarter ended June 30, 2007

(i.e. changes in specific subsidiaries that caused a change in the scope of consolidated financial statements)

None

2. Adoption of summary procedures in accounting procedures

None

3. Changes in accounting procedures from the preceding fiscal year for consolidated financial results

None

[1] Consolidated Financial Summary

For the three months ended June 30, 2006 and 2007

Financial Highlights

	Yen (millions)
	Three months ended Jun. 30, 2006	% Change	Three months ended Jun. 30, 2007
Net sales and other operating revenue	2,599,724	12.7%	2,931,123
Operating income	203,521	8.9%	221,684
Income before income taxes, minority interest and equity in income of affiliates	191,365	14.1%	218,258
Net income	143,402	15.8%	166,117

	Yen
Basic net income per common share	78.46		91.38

	U.S. Dollar (millions)
	Three months ended Jun. 30, 2007
Net sales and other operating revenue			23,780
Operating income			1,799
Income before income taxes, minority interest and equity in income of affiliates			1,771
Net income			1,348

	U.S. Dollar
Basic net income per common share			0.74

Explanatory note:

Certain revisions for misclassifications and reclassifications have been made to the consolidated financial statements for the prior fiscal first quarter to conform to the presentation used for the fiscal first quarter ended June 30, 2007

[2] Unit Sales Breakdown

	Unit (thousands)
	Three months ended Jun. 30, 2006	Three months ended Jun. 30, 2007
MOTORCYCLES

Japan	89	84
	(89)	(84)
North America	89	80
	(53)	(44)
Europe	105	95
	(102)	(93)
Asia	1,809	1,623
	(1,809)	(1,623)
Other Regions	288	371
	(285)	(367)

Total	2,380	2,253
	(2,338)	(2,211)

AUTOMOBILES

Japan	156	136
North America	456	465
Europe	71	92
Asia	153	187
Other Regions	60	66

Total	896	946

POWER PRODUCTS

Japan	137	135
North America	971	687
Europe	382	390
Asia	162	220
Other Regions	72	97

Total	1,724	1,529

Explanatory notes:

1.	The geographical breakdown of unit sales is based on the location of external customers.
2.	Figures in brackets represent unit sales of motorcycles only.

[3] Net Sales Breakdown

For the three months ended June 30, 2006 and 2007

	Yen (millions)
	Three months ended Jun. 30, 2006		Three months ended Jun. 30, 2007
MOTORCYCLE BUSINESS

Japan	26,876	(8.7)%	27,053	(7.3)%
North America	56,363	(18.2)%	55,527	(15.1)%
Europe	65,009	(21.0)%	67,765	(18.4)%
Asia	82,970	(26.8)%	112,330	(30.5)%
Other Regions	78,928	(25.3)%	105,639	(28.7)%

Total	310,146	(100.0)%	368,314	(100.0)%

AUTOMOBILE BUSINESS

Japan	329,898	(15.7)%	302,974	(13.0)%
North America	1,256,417	(60.0)%	1,331,618	(57.2)%
Europe	190,888	(9.1)%	285,470	(12.3)%
Asia	200,464	(9.6)%	257,791	(11.1)%
Other Regions	117,939	(5.6)%	149,367	(6.4)%

Total	2,095,606	(100.0)%	2,327,220	(100.0)%

FINANCIAL SERVICES BUSINESS

Japan	5,407	(6.0)%	5,819	(4.6)%
North America	79,156	(88.0)%	113,996	(90.6)%
Europe	2,795	(3.1)%	3,201	(2.5)%
Asia	626	(0.7)%	1,173	(0.9)%
Other Regions	2,004	(2.2)%	1,660	(1.4)%

Total	89,988	(100.0)%	125,849	(100.0)%

POWER PRODUCT & OTHER BUSINESSES

Japan	33,911	(32.6)%	35,540	(32.4)%
North America	37,457	(36.0)%	32,522	(29.6)%
Europe	20,665	(19.9)%	25,058	(22.8)%
Asia	7,956	(7.7)%	11,073	(10.1)%
Other Regions	3,995	(3.8)%	5,547	(5.1)%

Total	103,984	(100.0)%	109,740	(100.0)%

TOTAL

Japan	396,092	(15.2)%	371,386	(12.7)%
North America	1,429,393	(55.0)%	1,533,663	(52.3)%
Europe	279,357	(10.8)%	381,494	(13.0)%
Asia	292,016	(11.2)%	382,367	(13.1)%
Other Regions	202,866	(7.8)%	262,213	(8.9)%
Total	2,599,724	(100.0)%	2,931,123	(100.0)%

Explanatory notes:

1.	The geographical breakdown of net sales is based on the location of external customers.
2.	Net sales of power product & other businesses include revenue from sales of power products and relevant parts, leisure businesses and trading businesses.

[4] Consolidated Statements of Income and Retained Earnings

For the three months ended June 30, 2006 and 2007

	Yen (millions)
	Three months ended Jun. 30, 2006 ( Unaudited )	Three months ended Jun. 30, 2007 ( Unaudited )
Net sales and other operating revenue	2,599,724	2,931,123
Operating costs and expenses:
Cost of sales	1,861,266	2,111,916
Selling, general and administrative	418,622	455,986
Research and development	116,315	141,537

Operating income	203,521	221,684
Other income:
Interest	10,134	13,304
Other	1,026	11,575
Other expenses:
Interest	3,738	4,052
Other	19,578	24,253

Income before income taxes, minority interest and equity in income of affiliates	191,365	218,258
Income tax (benefit) expense:
Current	67,133	81,008
Deferred	6,642	1,298

Income before minority interest and equity in income of affiliates	117,590	135,952
Minority interest in income of consolidated subsidiaries	(4,381)	(6,851)

Equity in income of affiliates	30,193	37,016

Net income	143,402	166,117
Retained earnings:

Balance at beginning of period	4,267,886	4,654,890

Cumulative effect of adjustments resulting from the adoption of SAB No. 108, net of tax	(62,640)	—

Adjusted balances at beginning of period	4,205,246	4,654,890

Cash dividends	54,784	36,456
Transfer to legal reserves	1,521	1,147

Balance at end of period	4,292,343	4,783,404

	Yen
Basic net income per common share	78.46	91.38

Explanatory note:

Certain revisions for misclassifications and reclassifications have been made to the consolidated financial statements for the prior fiscal first quarter to conform to the presentation used for the fiscal first quarter ended June 30, 2007

[5] Consolidated Balance Sheets

	Yen (millions)			Yen (millions)
	Mar. 31, 2007 ( Audited )	Jun. 30, 2007 (Unaudited )	change	Jun. 30, 2006 (Unaudited)	change
Assets
Current assets:
Cash and cash equivalents	945,546	821,430	(124,116)	690,555	130,875
Trade accounts and notes receivable	1,055,470	974,405	(81,065)	827,621	146,784
Finance subsidiaries-receivables, net	1,426,224	1,548,691	122,467	1,365,847	182,844
Inventories	1,183,116	1,265,968	82,852	1,066,515	199,453
Deferred income taxes	155,390	152,026	(3,364)	185,793	(33,767)
Other current assets	426,863	452,132	25,269	452,042	90

Total current assets	5,192,609	5,214,652	22,043	4,588,373	626,279

Finance subsidiaries-receivables, net	3,039,826	3,211,876	172,050	3,066,310	145,566

Investments and advances:
Investments in and advances to affiliates	497,337	537,035	39,698	471,792	65,243
Other, including marketable equity securities	254,610	275,158	20,548	259,790	15,368

Total investments and advances	751,947	812,193	60,246	731,582	80,611

Property on operating leases:
Vehicles	345,909	607,778	261,869	—	607,778
Less accumulated depreciation	9,700	26,695	16,995	—	26,695

Net property on operating leases	336,209	581,083	244,874	—	581,083

Property, plant and equipment, at cost:
Land	429,373	442,324	12,951	398,287	44,037
Buildings	1,322,394	1,375,227	52,833	1,193,018	182,209
Machinery and equipment	2,988,064	3,120,129	132,065	2,595,768	524,361
Construction in progress	204,318	251,765	47,447	157,820	93,945

	4,944,149	5,189,445	245,296	4,344,893	844,552
Less accumulated depreciation and amortization	2,865,421	3,020,308	154,887	2,587,602	432,706

Net property, plant and equipment	2,078,728	2,169,137	90,409	1,757,291	411.846

Other assets	637,181	666,552	29,371	585,562	80,990

Total assets	12,036,500	12,655,493	618,993	10,729,118	1,926,375

[5] Consolidated Balance Sheets – continued

	Yen (millions)			Yen (millions)
	Mar. 31, 2007 (Audited)	Jun. 30, 2007 (Unaudited)	change	Jun. 30, 2006 (Unaudited)	change
Liabilities, Minority Interests and Stockholders’ Equity
Current liabilities:
Short-term debt	1,265,868	1,393,182	127,314	791,631	601,551
Current portion of long-term debt	775,409	840,954	65,545	726,137	114,817
Trade payables:
Notes	33,276	34,423	1,147	28,266	6,157
Accounts	1,133,280	1,076,030	(57,250)	951,723	124,307
Accrued expenses	807,341	713,174	(94,167)	711,955	1,219
Income taxes payable	76,031	68,947	(7,084)	79,760	(10,813)
Other current liabilities	196,322	253,067	56,745	210,630	42,437

Total current liabilities	4,287,527	4,379,777	92,250	3,500,102	879,675

Long-term debt, excluding current portion	1,905,743	2,048,544	142,801	1,955,221	93,323
Other liabilities	1,237,712	1,345,654	107,942	1,029,997	315,657

Total liabilities	7,430,982	7,773,975	342,993	6,485,320	1,288,655

Minority interests in consolidated subsidiaries	122,907	128,994	6,087	87,392	41,602

Stockholders’ equity:
Common stock	86,067	86,067	—	86,067	—
Capital surplus	172,529	172,529	—	172,529	—
Legal reserves	37,730	38,877	1,147	37,332	1,545
Retained earnings	4,654,890	4,783,404	128,514	4,292,343	491,061
Accumulated other comprehensive income (loss), net
Adjustments from foreign currency translation	(279,002)	(110,229)	168,773	(391,474)	281,245
Net unrealized gains (losses) on marketable equity securities	58,139	62,889	4,750	55,315	7,574
Net unrealized gains (losses) on derivative instruments	20	(113)	(133)	(204)	91
Minimum pension liabilities adjustments	—	—	—	(75,951)	75,951
Pension and other postretirement benefits adjustment	(206,323)	(205,320)	1,003	—	(205,320)

Total Accumulated other comprehensive income(loss), net	(427,166)	(252,773)	174,393	(412,314)	159,541
Treasury Stock	(41,439)	(75,580)	(34,141)	(19,551)	(56,029)

Total stockholders’ equity	4,482,611	4,752,524	269,913	4,156,406	596,118

Commitments and contingent liabilities

Total liabilities, minority interests and stockholders’ equity	12,036,500	12,655,493	618,993	10,729,118	1,926,375

Explanatory note:

Certain revisions for misclassifications and reclassifications have been made to the consolidated financial statements for the prior fiscal first quarter to conform to the presentation used for the fiscal first quarter ended June 30, 2007

[6] Consolidated Statements of Cash Flows

	Yen (millions)
	Three months ended Jun. 30, 2006 (Unaudited )	Three months ended Jun. 30, 2007 (Unaudited)
Cash flows from operating activities:
Net income	143,402	166,117
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation excluding property on operating leases	75,138	98,544
Depreciation of property on operating leases	—	16,411
Deferred income taxes	6,642	1,298
Minority interest in income	4,381	6,851
Equity in income of affiliates	(30,193)	(37,016)
Dividends from affiliates	3,325	6,152
Provision for credit and lease residual losses on finance subsidiaries-receivables	4,882	9,506
Loss (gain) on derivative instruments, net	17,851	6,473
Decrease (increase) in assets:
Trade accounts and notes receivable	141,231	147,948
Inventories	(30,461)	(32,795)
Other current assets	(30,571)	35,350
Other assets	(10,225)	(51,619)
Increase (decrease) in liabilities:
Trade accounts and notes payable	(45,833)	(82,430)
Accrued expenses	(74,913)	(97,143)
Income taxes payable	(29,993)	2,795
Other current liabilities	20,206	30,838
Other liabilities	8,956	18,712
Other, net	(1,968)	(4,688)

Net cash provided by operating activities	171,857	241,304

Cash flows from investing activities:
Increase in investments and advances	334	(1,064)
Decrease in investments and advances	187	122
Payment for purchase of available-for-sale securities	(36,354)	(32,751)
Proceeds from sales of available-for-sale securities	18,369	16,628
Payment for purchase of held-to-maturity securities	—	(13,476)
Proceeds from redemption of held-to-maturity securities	6,535	6,341
Capital Expenditures	(111,072)	(173,070)
Proceeds from sales of property, plant and equipment	4,160	5,751
Acquisitions of finance subsidiaries-receivables	(788,380)	(875,299)
Collections of finance subsidiaries-receivables	512,150	718,071
Proceeds from sales of finance subsidiaries-receivables	148	112,945
Purchase of operating lease assets	—	(261,004)
Proceeds from sales of operating lease assets	—	3,369

Net cash used in investing activities	(393,923)	(493,437)

Cash flows from financing activities:
Increase (decrease) in short-term debt	89,811	51,534
Proceeds from long-term debt	316,036	342,440
Repayment of long-term debt	(145,794)	(233,156)
Cash dividends paid	(54,784)	(36,456)
Cash dividends paid to minority interests	(2,447)	(3,626)
Payment for purchase of treasury stock, net	(8,647)	(34,141)

Net cash provided by financing activities	194,175	86,595

Effect of exchange rate changes on cash and cash equivalents	1,658	41,422

Net change in cash and cash equivalents	(26,233)	(124,116)
Cash and cash equivalents at beginning of period	716,788	945,546

Cash and cash equivalents at end of period	690,555	821,430

Explanatory note:

Certain revisions for misclassifications and reclassifications have been made to the consolidated financial statements for the prior fiscal first quarter to conform to the presentation used for the fiscal first quarter ended June 30, 2007

Significant Accounting Policies:

1.	Consolidated subsidiaries

Number of consolidated subsidiaries: 398

2.	Affiliated companies

Number of affiliated companies: 102

3.	Changes of consolidated subsidiaries and affiliated companies

Consolidated subsidiaries:

Newly formed consolidated subsidiaries: 3

Reduced through reorganization: 10

Affiliated companies:

Newly formed affiliated companies: 2

Reduced through reorganization: 2

4.	The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, since the Company has listed its American Depositary Shares on the New York Stock Exchange and files reports with the U.S. Securities and Exchange Commission.

5.	The average exchange rates for the fiscal first quarter ended June 30, 2007 were ¥120.79=U.S.$1 and ¥162.72= euro 1. The average exchange rates for the corresponding period last year were ¥114.50=U.S.$1 and ¥143.78= euro 1.

6.	United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of ¥123.26=U.S.$1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on June 29, 2007.

7.	Honda’s common stock-to-ADS exchange ratio is one share of common stock to one ADS.

8.	Inventories are stated at the lower of cost, determined principally by the first-in, first-out method, or market.

9.	Honda classifies its debt and equity securities in the following categories: available-for-sale, trading, or held-to-maturity. Debt securities that are classified as “held-to-maturity” securities are reported at amortized cost. Debt and equity securities classified as “trading” securities are reported at fair value, with unrealized gains and losses included in earnings. Other marketable debt and equity securities are classified as “available-for-sale” securities and are reported at fair value, with unrealized gains or losses, net of deferred taxes included in accumulated other comprehensive income (loss) in the stockholders’ equity section of the consolidated balance sheets.

10.	Goodwill, all of which is allocated to Honda’s reporting units, is not amortized but instead is tested for impairment at least annually.

11.	Depreciation of property, plant and equipment is calculated principally by the declining-balance method based on estimated useful lives and salvage values of the respective assets.

12.	Honda applies hedge accounting for certain foreign currency forward contracts related to forecasted foreign currency transactions between the Company and its subsidiaries.

13.	The allowance for credit losses is maintained at an amount management deems adequate to cover estimated losses on finance receivables. The allowance is based on management’s evaluation of many factors, including current economic trends, industry experience, inherent risks in the portfolio and the borrower’s ability to pay.

14.	Finance subsidiaries of the Company purchase insurance to cover a substantial amount of the estimated residual value of vehicles leased to customers. The allowance for losses on lease residual values is maintained at an amount management deems adequate to cover estimated losses on the uninsured portion of the vehicles’ lease residual values. The allowance is also based on managements’ evaluation of many factors, including current economic conditions, industry experience and the finance subsidiaries’ historical experience with residual value losses.

15.	Provisions for retirement benefits are provided based on the fair value of both projected benefit obligations and plan assets at the end of the fiscal year to cover for employees’ retirement benefits. The Company recognizes its overfunded or underfunded status for the defined benefit postretirement plan as an asset or liability in its consolidated balance sheets and recognizes changes in the funded status in accumulated comprehensive income (loss), net of taxes. Net transition obligation has been amortized over approximately 19 years since the fiscal year ended March 31, 1990. Prior service cost (benefit) is amortized by using the straight-line method and the estimated average remaining service years of employees. Actuarial loss is amortized if unrecognized net gain or loss exceeds ten percent of the greater of the projected benefit obligation or the market-related value of plan assets by using the straight-line method and the estimated average remaining service years of employees.

16.	Estimated warranty expenses are provided based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs. Included in warranty expenses accruals are costs for general warranties on vehicles Honda sells and product recalls.

Notes to Consolidated balance sheets:

1.	The allowance for assets are as follows: Yen(millions)

	Mar.31, 2007	Jun. 30, 2007	Jun. 30, 2006
The allowance for doubtful trade accounts and notes receivables	8,199	7,671	8,957
The allowance for credit losses for finance subsidiaries-receivables	33,512	36,516	34,424
The allowance for losses on lease residual values for financial-subsidiaries receivables	33,928	33,023	35,402
The allowance for inventory losses and obsolescence	27,521	27,282	22,215

2.	Net book value of property, plant and equipment which were subject to specific mortgages securing indebtedness and debt-related mortgages are as follows; Yen (millions)

	Mar.31, 2007	Jun. 30, 2007	Jun. 30, 2006
Mortgage securitized debt
Property, plant and equipment	23,654	41,871	32,238
A finance subsidiary pledged as collateral finance subsidiaries-receivables	1,931	1,047	6,451
Debt related mortgages
Short-term debt	2,882	3,460	9,152
Long-term debt	17,025	16,865	17,595

3.	Honda has entered into various guarantee and indemnification agreements which are primarily for employee bank/loans to costs for their housing costs are as follows: Yen (millions)

	Mar.31, 2007	Jun. 30, 2007	Jun. 30, 2006
Bank loans of employees for their housing costs	41,151	39,646	44,828

If an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. The undiscounted maximum amount of Honda’s obligation to make future payments in the event of defaults were shown as above. As of June 30, 2007, no amount has been accrued for any estimated losses under the obligations, as it is probable that the employees will be able to make all scheduled payments.

Notes to information about per common share :

Stockholders’ equity per common share and basic net income per common share are as follows; Yen

	Mar. 31, 2007	Jun. 30, 2007	Jun. 30, 2006
Stockholders’ equity per common share	2,460.28	2,620.22	2,274.49
Basic net income per common share	324.62	91.38	78.46

Stockholders’ equity per common share has been computed by dividing stockholders’ equity by the number of shares outstanding at the end of each period. The number of common shares, at the end of the year ended March 31, 2007 and three months ended June 30, 2007 and 2006 were 1,821,992,908, 1,813,786,271 and 1,827,401,992, respectively. Basic net income per common share has been computed by dividing net income available to common stockholders by the weighted average number of shares outstanding during each period. The weighted average number of shares outstanding for the year ended March 31, 2007 and three months ended June 30, 2007 and 2006 were 1,824,675,228, 1,817,889,564 and 1,827,651,897, respectively. There were no potentially dilutive shares issued during the year ended March 31, 2007 and three months ended June 30, 2007 and 2006.

Reclassifications and immaterial revisions of classifications:

Certain revisions for misclassifications and reclassifications have been made to the consolidated financial statements for the prior fiscal first quarter to conform to the presentation used for the fiscal first quarter ended June 30, 2007.

[7] Segment Information

Honda has four reportable segments: the Motorcycle business, the Automobile business, the Financial services business and the Power product and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as components of Honda’s about which separate financial information is available that is evaluated regularly by management in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in Honda’s consolidated financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle business	Motorcycles, all-terrain vehicles (ATVs), personal watercrafts and relevant parts	Research & Development, Manufacturing, Sales and related services

Automobile business	Automobiles and relevant parts	Research & Development, Manufacturing Sales and related services

Financial services business	Financial, and insurance services	Retail loan and lease related to Honda products, and Others

Power product & other businesses	Power products and relevant parts, and others	Research & Development, Manufacturing Sales and related services, and Others

As of and for the three months ended June 30, 2006

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	310,146	2,095,606	89,988	103,984	2,599,724	—	2,599,724
Intersegment	—	—	907	4,426	5,333	(5,333)	—

Total	310,146	2,095,606	90,895	108,410	2,605,057	(5,333)	2,599,724
Cost of sales, SG&A and R&D expenses	297,006	1,945,523	61,637	97,370	2,401,536	(5,333)	2,396,203

Segment income	13,140	150,083	29,258	11,040	203,521	—	203,521

Assets	975,354	4,870,419	5,204,163	281,085	11,331,021	(601,903)	10,729,118
Depreciation and amortization	8,429	64,156	210	2,343	75,138	—	75,138
Capital expenditures	11,470	84,471	275	1,838	98,054	—	98,054

As of and for the three months ended June 30, 2007

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	368,314	2,327,220	125,849	109,740	2,931,123	—	2,931,123
Intersegment	—	—	3,986	5,502	9,488	(9,488)

Total	368,314	2,327,220	129,835	115,242	2,940,611	(9,488)	2,931,123
Cost of sales, SG&A and R&D expenses	337,156	2,178,896	95,621	107,254	2,718,927	(9,488)	2,709,439

Segment income	31,158	148,324	34,214	7,988	221,684	—	221,684

Assets	1,190,048	5,745,377	6,231,907	321,604	13,488,936	(833,443)	12,655,493
Depreciation and amortization	11,090	84,171	16,663	3,031	114,955	—	114,955
Capital expenditures	14,402	116,332	261,132	1,804	393,670	—	393,670

Explanatory notes:

1.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.

2.	Unallocated corporate assets, included in reconciling items, amounted to JPY 316,984 million as of June 30, 2006 and JPY 237,116 million as of June 30, 2007 respectively, which consist primarily of cash and cash equivalents and marketable securities held by the Company. Reconciling items also include elimination of intersegment transactions.

3.	Depreciation and amortization of Financial Services Business include ¥16,411 million of depreciation of property on operating leases for the fiscal first quarter ended June 30, 2007.

4.	Capital expenditure of Financial Services Business includes ¥261,004 million of purchase of operating lease assets for the fiscal first quarter ended June 30, 2007.

5.	Certain revisions for misclassifications and reclassifications have been made to the consolidated financial statements for the prior fiscal first quarter to conform to the presentation used for the fiscal first quarter ended June 30, 2007

[8] Supplemental Geographical Information

In addition to the disclosure required by U.S.GAAP, Honda provides the following supplemental information as required by Japanese Securities and Exchange Law:

1. Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the three months ended June 30, 2006

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	489,135	1,433,544	277,512	229,343	170,190	2,599,724	—	2,599,724
Transfers between geographic areas	620,146	34,382	47,615	58,195	6,735	767,073	(767,073)	—

Total	1,109,281	1,467,926	325,127	287,538	176,925	3,366,797	(767,073)	2,599,724

Cost of sales, SG&A and R&D expenses	1,060,321	1,353,442	318,677	268,101	161,707	3,162,248	(766,045)	2,396,203

Operating income	48,960	114,484	6,450	19,437	15,218	204,549	(1,028)	203,521

Assets	2,625,344	6,288,624	788,775	751,208	343,534	10,797,485	(68,367)	10,729,118
Long-lived assets	865,810	588,432	166,372	169,189	78,282	1,868,085	—	1,868,085
As of and for the three months ended June 30, 2007
	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	474,378	1,539,596	378,163	319,520	219,466	2,931,123	—	2,931,123
Transfers between geographic areas	701,912	43,735	22,108	73,796	6,836	848,387	(848,387)	—

Total	1,176,290	1,583,331	400,271	393,316	226,302	3,779,510	(848,387)	2,931,123

Cost of sales, SG&A and R&D expenses	1,115,649	1,486,309	389,961	356,346	204,571	3,552,836	(843,397)	2,709,439

Operating income	60,641	97,022	10,310	36,970	21,731	226,674	(4,990)	221,684

Assets	3,007,005	7,467,241	945,874	1,017,755	466,223	12,904,098	(248,605)	12,655,493
Long-lived assets	1,005,844	1,313,396	204,934	240,754	104,363	2,869,291	—	2,869,291

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India
Others	Brazil, Australia

2.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.

3.	Unallocated corporate assets, included in reconciling items, amounted to JPY 316,984 million as of June 30, 2006 and JPY 237,116 million as of June 30, 2007 respectively, which consist primarily of cash and cash equivalents and marketable securities held by the Company. Reconciling items also include elimination of intersegment transactions.

4.	Certain revisions for misclassifications and reclassifications have been made to the consolidated financial statements for the prior fiscal first quarter to conform to the presentation used for the fiscal first quarter ended June 30, 2007

2. Overseas Sales and revenues based on the location of the customer

For the three months ended June 30, 2006

	Yen (millions)
	North America	Europe	Asia	Other Regions	Total
Overseas sales	1,429,393	279,357	292,016	202,866	2,203,632
Consolidated sales					2,599,724
Overseas sales ratio to consolidated sales	55.0%	10.7%	11.2%	7.9%	84.8%
For the three months ended June 30, 2007
	Yen (millions)
	North America	Europe	Asia	Other Regions	Total
Overseas sales	1,533,663	381,494	382,367	262,213	2,559,737
Consolidated sales					2,931,123
Overseas sales ratio to consolidated sales	52.3%	13.0%	13.0%	9.0%	87.3%

Explanatory notes:

Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India
Others	Brazil, Australia

[Translation]

July 25, 2007

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Takeo Fukui
President and Representative Director

Notice Concerning Revision of Forecasts for Consolidated Financial Results of

the Fiscal Half Ending September 30, 2007 and the Fiscal Year Ending March 31, 2008

Honda Motor Co., Ltd. (the “Company”) revised its forecasts for consolidated financial results of the fiscal half ending September 30, 2007 and the fiscal year ending March 31, 2008 that were announced on April 25, 2007, based on various factors such as recent trends in the Company’s financial results.

Particulars

1. Revision of Forecast for Financial Results of the Fiscal Half Ending September 30, 2007

Consolidated Financial Results

Yen (millions)

	Net sales and other operating revenue	Operating income	Income before income taxes, minority interest and equity in income of affiliates	Net income
Forecast announced on April 25, 2007 (A)	5,800,000	355,000	360,000	275,000
Forecast revised on July 25, 2007 (B)	6,120,000	470,000	480,000	350,000
Change (B-A)	320,000	115,000	120,000	75,000
Percentage change (%)	5.5	32.4	33.3	27.3
(Reference) Results of the fiscal half ended September 30, 2006	5,230,598	396,545	355,008	271,311

*	Certain revisions for misclassifications and reclassifications have been made to the prior fiscal first half’s consolidated financial statements to conform to the presentation used for the fiscal year ending March 31, 2008.

Unconsolidated Financial Results

Yen (millions)

	Net sales	Operating income	Ordinary income	Net income
Forecast announced on April 25, 2007 (A)	1,980,000	45,000	136,000	120,000
Forecast revised on July 25, 2007 (B)	2,040,000	97,000	184,000	155,000
Change (B-A)	60,000	52,000	48,000	35,000
Percentage change (%)	3.0	115.6	35.3	29.2
(Reference) Results of the fiscal half ended September 30, 2006	1,914,408	91,358	151,692	127,295

2. Basis for Revision of Forecast for Financial Results of the Fiscal Half Ending

September 30, 2007

Consolidated Financial Results

Due mainly to the currency effects caused by the depreciation of the Japanese yen for the fiscal half ending September 30, 2007, and unit sales of motorcycles, automobiles and power products having been reviewed, net sales and other operating revenue, operating income, income before income taxes, minority interest and equity in income of affiliates, and net income are now expected to exceed the forecast announced on April 25, 2007.

The assumption of the average exchange rates at which these forecasts are based on for the fiscal half ending September 30, 2007 was changed to ¥ 121 = U.S.$1 from ¥ 116 = U.S.$1 and to ¥ 163 = euro 1 from ¥ 152 = euro 1.

Unconsolidated Financial Results

Due mainly to the currency effects caused by the depreciation of the Japanese yen for the fiscal half ending September 30, 2007, and export unit sales of motorcycles, automobiles and power products having been reviewed, and net sales, operating income, ordinary income and net income are now expected to exceed the forecast announced on April 25, 2007.

The assumption of the average exchange rates at which these forecasts are based on for the fiscal half ending September 30, 2007 was changed to

¥ 121 = U.S.$1 from ¥ 116 = U.S.$1 and to ¥ 163 = euro 1 from ¥ 152 = euro 1.

3. Revision of Forecast for Financial Results of the Fiscal Year Ending March 31, 2008

Consolidated Financial Results

Yen (millions)

	Net sales and other operating revenue	Operating income	Income before income taxes, minority interest and equity in income of affiliates	Net income
Forecast announced on April 25, 2007 (A)	11,750,000	770,000	780,000	575,000

Forecast revised on July 25, 2007 (B)	12,350,000	880,000	885,000	625,000

Change (B-A)	600,000	110,000	105,000	50,000

Percentage change (%)	5.1	14.3	13.5	8.7

(Reference) Results of the fiscal year ended March 31, 2007	11,087,140	851,879	792,868	592,322

Unconsolidated Financial Results

Yen (millions)

	Net sales	Operating income	Ordinary income	Net income
Forecast announced on April 25, 2007 (A)	4,010,000	110,000	270,000	230,000

Forecast revised on July 25, 2007 (B)	4,140,000	165,000	315,000	270,000

Change (B-A)	130,000	55,000	45,000	40,000

Percentage change (%)	3.2	50.0	16.7	17.4

(Reference) Results of the fiscal year ended March 31, 2007	4,030,881	201,719	306,145	214,106

4. Basis for Revision of Forecast for Financial Results of the Fiscal Year Ending March 31, 2008

Consolidated Financial Results

Due mainly to the unit sales of motorcycles, automobiles and power products having been reviewed, and the currency effects caused by the depreciation of the Japanese yen for the fiscal year ending March 31, 2008, offsetting the increased SG&A expenses, net sales and other operating revenue, operating income, income before income taxes, minority interest and equity in income of affiliates, and net income are now expected to exceed the forecast announced on April 25, 2007.

The assumption of the average exchange rates at which these forecasts are based on for the fiscal year ending March 31, 2008 was changed to ¥ 117 = U.S.$1 from ¥ 115 = U.S.$1 and to ¥ 155 = euro 1 from ¥ 150 = euro 1.

Unconsolidated Financial Results

Due mainly to the currency effects caused by the depreciation of the Japanese yen for the fiscal year ending March 31, 2008, and export unit sales of motorcycles, automobiles and power products having been reviewed, net sales, operating income, ordinary income and net income are now expected to exceed the forecast announced on April 25, 2007.

The assumption of the average exchange rates at which these forecasts are based on for the fiscal year ending March 31, 2008 was changed to ¥ 117 = U.S.$1 from ¥ 115 = U.S.$1 and to ¥ 155 = euro 1 from ¥ 150 = euro 1.

*	For more detail, please refer to the “consolidated financial summary for the fiscal first quarter ended June 30, 2007” and the “unconsolidated financial summary for the fiscal year ending March 31, 2008 (Parent company only)” included in the “consolidated financial results for the fiscal first quarter ended June 30, 2007” announced by the Company on the same date hereof.

*	These “forward-looking statements” of Honda are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that Honda’s actual results could materially differ from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and the U.S. dollar, the Euro and other major currencies, as well as other factors detailed from time to time.

Ref.#C07-077

Honda Sets 11th Straight All-Time Record

for Overseas Production in First Six Months

July 26, 2007 – Honda Motor Co., Ltd. today announced a summary of automobile production, Japan domestic sales, and export results for the month of June and the first six months of 2007, including an all-time record for overseas and worldwide auto production for the first half of the year.

<Production>

June 2007

Due to a reduction in production for the domestic market, domestic production experienced a year-on-year decrease for the first time in 13 months (since May 2006).

Due to increased production in North America, Europe and Asia, overseas production experienced a year-on-year increase for the 23rd consecutive month (since August 2005).

Due to an increase in overseas production, worldwide production experienced a year-on-year increase for the 23rd consecutive month (since August 2005).

Honda set an all-time record for the month of June for overseas production and worldwide production, as well as production in North America, the U.S., Europe, Asia and China.

Calendar Year 2007 (January - June )

Due to an increase in production for domestic and overseas markets, total domestic production for the first six months of 2007, experienced a year-on-year increase for the first time in two years (since the first six months of 2005).

Due mainly to increased production in North America, Europe and Asia, overseas production for the first six months of 2007 experienced a year-on-year increase for the eleventh consecutive year (since the first six months of 1997).

Due to an increase in both domestic and overseas production, worldwide production for the first six months of 2007 experienced a year-on-year increase for the ninth consecutive year (since the first six months of 1999).

Honda set all-time first six months records for overseas and worldwide production, as well as for production in North America, the U.S., Europe, Asia, and China.

<Japan Domestic Sales>

June 2007

Due to a decrease in new vehicle registrations and sales of mini-vehicles, total domestic sales experienced a year-on-year decline for the sixth consecutive month (since January 2007).

New vehicle registrations in June experienced a year-on-year decline for the second consecutive month (since May 2007).

Sales of mini-vehicles in June experienced a year-on-year decline for the fourth consecutive month (since March 2007).

<Vehicle registrations - excluding mini-vehicles>

Fit was the industry’s third best selling car among new vehicle registrations for the month of June, with sales of 8,306 units. Stream was the industry’s sixth best selling car with sales of 6,232 units.

<Mini-vehicles - under 660cc>

Life was the industry’s fifth best selling car among mini-vehicles for the month of June, with sales of 7,799 units. Zest was the industry’s seventh best selling mini-vehicle with sales of 5,441 units.

Calendar Year 2007(January - June )

Due to a decrease in both new vehicle registrations and mini-vehicle sales, total Japan domestic auto sales for the first six months of 2007, experienced a year-on-year decline for the fifth consecutive year (since the first six months of 2003).

New vehicle registrations in the first six months of 2007, experienced a year-on-year decline for the fifth consecutive year (since the first six months of 2003).

Sales of mini-vehicles in the first six months of 2007, experienced a year-on-year decline for the first time in four years (since the first six months of 2003).

<Vehicle registrations - excluding mini-vehicles>

Fit was the industry’s third best selling car among new vehicle registrations for the first six months of 2007, with sales of 46,955 units. Stream was the industry’s eighth best selling car, with sales of 32,592.

<Mini-vehicles - under 660cc>

Life was the industry’s sixth best selling car among mini-vehicles for the first six months of 2007, with sales of 44,793 units.

<Exports from Japan>

June 2007

Due mainly to a decline in exports to Europe, total exports from Japan in June experienced a year-on-year decline for the first time in 13 months (since May 2006).

Calendar Year 2007(January – June)

Due mainly to increased exports to North America and Asia, total exports from Japan for the first six months of 2007, experienced a year-on-year increase for the sixth consecutive year (since the first six months of 2002) and set an all-time record for the first six months.

PRODUCTION, SALES, EXPORTS

(for the first six months of 2007)

Production

	June		Year-to-Date Total (Jan-June 2007)		*1st Quarter Fiscal Year 2007
	Units	vs’06	Units	vs’06	Units	vs’06
Domestic (CBU+CKD)	115,109	-4.8%	675,817	+4.4%	331,015	+4.1%
Overseas (CBU only)	225,291	+9.2%	1,280,280	+9.3%	649,965	+9.3%

Worldwide Total	340,400	+4.0%	1,956,097	+7.6%	980,980	+7.5%

Production by Region

	June		Year-to-Date Total (Jan-June 2007)		*1st Quarter Fiscal Year 2007
	Units	vs’06	Units	vs’06	Units	vs’06
North America	124,339	+1.6%	741,852	+3.1%	370,404	+3.9%
(USA)	87,814	+4.5%	527,629	+4.2%	262,409	+5.9%
Europe	20,235	+21.8%	115,441	+16.7%	57,445	+22.0%
Asia	68,783	+18.5%	363,992	+18.7%	188,743	+13.0%
(China)	40,339	+24.5%	207,266	+28.1%	108,006	+22.2%
Others	11,934	+29.0%	58,995	+29.2%	33,373	+38.7%

Overseas Total	225,291	+9.2%	1,280,280	+9.3%	649,965	+9.3%

Japan Domestic Sales

	June		Year-to-date Total (Jan-June 2007)		*1st Quarter Fiscal Year 2007
Vehicle type	Units	vs’06	Units	vs’06	Units	vs’06
Registrations	34,011	-8.2%	201,056	-5.6%	89,366	-2.8%
Mini - Vehicles	24,547	-17.1%	120,611	-12.9%	58,768	-21.9%

Honda Brand Total	58,558	-12.2%	321,667	-8.5%	148,134	-11.4%

Export from Japan

	June		Year-to-Date Total (Jan-June 2007)		*1st Quarter Fiscal Year 2007
	Units	vs’06	Units	vs’06	Units	vs’06
North America	32,241	+9.3%	195,292	+14.6%	96,474	+13.2%
(USA )	30,695	+30.5%	184,608	+24.3%	90,979	+26.3%
Europe	8,025	-41.6%	59,190	-17.6%	24,110	-23.9%
Asia	2,746	+103.6%	12,764	+31.8%	7,785	+62.7%
Others	12,195	-0.2%	72,132	+19.6%	38,114	+9.1%

Total	55,207	-2.8%	339,378	+8.7%	166,483	+6.3%

*  (April/01/2007-June/30/2007)